200 Mamaroneck Avenue White Plains, N.Y. 10601 (914) 428-9098 (917) 428-4581 (Fax)

December 18, 2008

Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Ms. Amanda McManus Branch Chief-Legal Mail Stop 3561

Re:	Drew Industries Incorporated File No. 001-13646 Definitive Proxy Statement on Schedule 14A Form 10-K for year ended December 31, 2007

Dear Ms. McManus:

Reference is made to your letter of comments dated September 29, 2008 relating to the Annual Report on Form 10-K for the year ended December 31, 2007 and the Definitive Proxy Statement on Schedule 14A, both filed by Drew Industries Incorporated (the “Company”), and to your reply, dated December 5, 2008, to our response of November 6, 2008.

This reply is cross-referenced to your December 5th comments as numbered.

Form 10-K

Item 5. Market For Registrant’s Common Equity, page 16

1.	In future filings, the Company will include the information required by Regulation S-K, Item 201(d) in the tabular format required.

Item 9A. Controls and Produces, page 67

2.
We have amended our Form 10-K for the year ended December 31, 2007 to include the conclusions of our principal executive and financial officers regarding the effectiveness of our disclosure controls and procedures.  The filing was made on December 11, 2008 via EDGAR.

website: www.drewindustries.com
drew@drewindustries.com

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions regarding this response, please contact the undersigned or Harvey F. Milman, the Company’s Chief Legal Officer at (914) 428-9098.  The Company will furnish any additional information and materials that you require.

Very truly yours,

Drew Industries Incorporated

/s/ Leigh J. Abrams
Leigh J. Abrams
Director and Chief Executive Officer

/s/ Fredric M. Zinn
Fredric M. Zinn
Director and President
(formerly Chief Financial Officer)

cc:           Ms. Michelle Lacko